                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B)(C), AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)
                             (Amendment No. _____)*

                              Genesis Direct, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  371935 10 7
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   May 6, 1998
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                      Rule 13(d)-1(b)
            -------
               X      Rule 13(d)-(c)
            -------
                      Rule 13d-1(d)
            -------


--------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G

CUSIP NO.  371935 10 7                                 PAGE   2   OF   9   Pages
           -----------                                      -----    -----

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Genesis Direct, L.P.
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
3     SEC USE ONLY



------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF
                                3,221,848
      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                   0
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING
                                3,221,848
      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                                0
------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,221,848
------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                10.8%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                PN
------------------------------------------------------------------------------

                                 SCHEDULE 13G

CUSIP NO.  371935 10 7                                 PAGE   3   OF   9   Pages
           -----------                                      -----    -----

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Genesis Direct Management L.L.C.
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
3     SEC USE ONLY



------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF
                                3,963,701
      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                   0
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING
                                3,963,701
      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                                0
------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                3,963,701
------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                13.3%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                CO(limited liability company)
------------------------------------------------------------------------------

                                 SCHEDULE 13G

CUSIP NO.  371935 10 7                                 PAGE   4   OF   9   Pages
           -----------                                      -----    -----

------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      Warren Struhl
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
3     SEC USE ONLY



------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION


      United States of America
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF
                                22,916
      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                   1,508,981
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING
                                22,916
      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                                1,508,981
------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,531,897
------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 5.2%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

                IN
------------------------------------------------------------------------------

Schedule 13G

Item 1.

                 (a)       Name of Issuer:

                           Genesis Direct, Inc.

                 (b)       Address of Issuer's Principal Executive Offices:

                           100 Plaza Drive
                           Secaucus, New Jersey 07094

Item 2.

                 (a)       Name of Persons Filing:

                           Genesis Direct, L.P. ("GDLP"), Genesis Direct Management L.L.C. ("GD Management") and Warren Struhl

                 (b)       Address of Principal Business Officer or, if none,
                           Residence:

                           c/o Genesis Direct, Inc.
                           100 Plaza Drive
                           Secaucus, New Jersey 07094

                 (c)       Citizenship:

                           GDLP is a limited partnership formed under the laws of Delaware. GD Management is a limited liability company formed under the laws of Delaware. Warren Struhl is a citizen of the United States of America.

                 (d)       Title of Class of Securities:

                           Common Stock, par value $0.01 per share

                 (e)       CUSIP Number:

                           371935 10 7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is:

                 Not applicable.

                 If this statement is filed pursuant to Rule 13d-1(c), check
                 this box.                     X
                                              ---

Item 4.          Ownership.

                 (a)       Amount Beneficially Owned:

                           GDLP beneficially owns 3,221,848 shares of Common Stock.

                           GD Management is the General Partner and a limited partner of GDLP. By virtue of its position as General Partner of GDLP, GD Management may be deemed to beneficially own all of the shares owned by GDLP. GD Management disclaims beneficial ownership of all but 1,470,882 of such shares; the remaining 1,750,966 shares are beneficially owned by the other partners of GDLP. In addition, GD Management may be deemed to beneficially own 741,853 shares of Common Stock owned by GD Management directly.

                           Warren Struhl and the Warren Struhl Family
                           Partnership, a partnership established for the benefit of Warren Struhl's family ("WSFP"), are two of the voting members of GD Management. Warren Struhl is the managing partner of WSFP. By virtue of such voting interests, Warren Struhl may be deemed to beneficially own that portion of the total number of shares of Common Stock held by GDLP and by GD Management equal to the aggregate percentage in interest held by Warren Struhl and WSFP in GD Management. Warren Struhl disclaims beneficial ownership of all but 394,309 of the shares held by GDLP and by GD Management; the remaining 1,114,672 shares are beneficially owned by the other partners of GDLP or the other members of GD Management including WSFP. In addition, Warren Struhl may be deemed to beneficially own 22,916 shares of Common Stock owned by WSFP directly. Warren Struhl disclaims beneficial ownership of all of such shares.

                 (b)       Percent of Class:

                           GDLP, GD Management and Warren Struhl may be deemed to beneficially own 10.8%, 13.3% and 5.2%, respectively, of the outstanding shares of Common Stock.

                 (c)       Number of shares as to which such person has:

                           (i)   sole power to vote or direct the vote:

                                          GDLP: 3,221,848
                                          GD Management: 3,963,701
                                          Warren Struhl: 22,916

                           (ii)  shared power to vote or direct the vote:

                                          GDLP: 0

                                          GD Management: 0
                                          Warren Struhl: 1,508,981

                           (iii) sole power to dispose or to direct the
                                 disposition of:

                                          GDLP: 3,221,848
                                          GD Mangement: 3,963,701
                                          Warren Struhl: 22,916

                           (iv) shared power to dispose or to direct the disposition of:

                                          GDLP: 0
                                          GD Management: 0
                                          Warren Struhl: 1,508,981

Item 5.          Ownership of Five Percent or Less of a Class.

                 Not applicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 Upon a distribution from GDLP, each of the partners of GDLP have the right to receive that portion of the shares or the proceeds from the sale of shares, as the case may be, of Common Stock owned by GDLP equal to his or her percentage in interest in such proceeds. Upon a distribution from GD Management, the members of GD Management have the right to receive that portion of the shares or the proceeds from the sale of shares, as the case may be, of Common Stock owned by GD Management equal to his or her percentage in interest in such proceeds.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                 Not applicable.

Item 8.          Identification and Classification of Members of the Group.

                 Not applicable.

Item 9.          Notice of Dissolution of the Group.

                 Not applicable.

Item 10.         Certification.

                 By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                  Date:  May 7, 1998

                                  GENESIS DIRECT, L.P.
                                  By: Genesis Direct Management L.L.C.

                                  By:   /s/ Warren Struhl
                                     --------------------------------------
                                  Name: Warren Struhl

                                  Title: Member

                                  GENESIS DIRECT MANAGEMENT L.L.C.

                                  By:     /s/ Warren Struhl
                                     --------------------------------------
                                  Name: Warren Struhl

                                  Title: Member

                                  /s/ Warren Struhl
                                     --------------------------------------
                                  WARREN STRUHL

                                  Page 9 of 9